Exhibit 99.1

Navios Maritime Holdings Inc. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2012

PIRAEUS, GREECE—(Marketwire - November 19, 2012) - Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM)

•	To receive $175.4 million of cash and $41.2 million of insurance in restructuring its credit default insurance

•	$184.4 million EBITDA for the nine months ended September 30, 2012 - $60.8 million for Q3 2012

•	$19.4 million Net Income for the nine months ended September 30, 2012 - $4.6 million for Q3 2012

•	$395.5 million liquidity adjusted for cash received from insurer - $243.4 million liquidity as of September 30, 2012

•	Dividend of $0.06 per share for Q3 2012

Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the third quarter and nine months ended September 30, 2012.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Holdings stated, “We had a solid quarter in a market environment that continues to be challenging. We also had a good nine months, reporting net income of $19.4 million and EBITDA of $184.4 million. As a result, we can continue returning capital to our shareholders through dividend payments and declared a $0.06 dividend for Q3 2012 to shareholders of record on December 18, 2012.”

Ms. Frangou continued, “Navios Holdings agreed to restructure the insurance arrangement with its credit default insurer. We believe that Navios Holdings will be stronger post the restructuring, as Navios will receive $175.4 million lump sum cash payment and $41.2 million of charter revenue covered by the restructured credit default insurance policy. We also enjoy market upside from the vessels relating to defaulted charters. We would not have had either of these advantages under the old insurance regime.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Holdings

Credit Default Insurance

Navios Holdings announced today that it agreed to restructure its credit default insurance. In connection with this restructuring, Navios Holdings will receive:

•	$175.4 million lump sum cash payment; and

•	$41.2 million of revenue covered under the restructured credit default insurance policy

In addition, Navios Holdings has agreed to provide supplemental charter insurance to Navios Maritime Partners L.P. (“Navios Partners”) with a maximum cash payment of $20.0 million.

•	$175.4 milion lump sum cash payment

Navios Holdings will receive $175.4 million of cash from the credit default insurer, composed, in part, of $164.4 million attributable to defaulted charters. The remaining $11.0 million is not attributable to any charter and represents excess cash compensation.

Navios Holdings will receive 100% of all amounts due for defaulted charter contracts in a lump sum at closing, instead of during the insurance payment schedule. The Company estimates that the cash payment will result in a net present value benefit of $25.5 million (assuming an 8% discount rate and 7-year payment period).

•	Market Upside

Under the restructuring, Navios Holdings will receive an undiscounted cash payment for its defaulted charter contracts. To the extent that the related vessels are rechartered for an amount greater than certain assumed daily mitigation rates ($15,000 for Capesize, $10,000 for Panamax, and $8,000 for Ultra Handymax vessels), such excess offers Navios Holdings significant potential upside. Navios Holdings estimates that it will earn annually $3.3 million for every $1,000 per day earned above those mitigation rates.

•	$41.2 million of revenue covered under the restructured credit default insurance

The Company has $41.2 million of charters participating in the pool insurance coverage from the credit default insurer. This insurance covers charters totaling $217.1 million of both Navios Holdings and Navios Partners and will pay a maximum cash amount of $120.0 million. All of Navios Holdings’ counterparties included in the pool insurance are rated as investment grade by recognized rating agencies. All of the Navios Partners’ counterparties included in the pool insurance are rated as investment grade by recognized rating agencies.

•	$20.0 million supplemental charter insurance to Navios Partners

As part of restructuring of the credit default insurance and pursuant to the management agreement between the parties, Navios Holdings agreed to provide supplemental charter insurance to Navios Partners with a maximum cash payment of $20.0 million. The supplemental insurance covers $76.7 million of charters which are not included in the restructured insurance from the credit default insurer.

•	Use of proceeds and closing of transaction

Navios Holdings anticipates using the proceeds to repay debt and for general corporate purposes. Closing of the credit default insurance restructuring is expected within November 2012, subject to customary closing conditions and required approvals by financing banks.

Time Charter Coverage

As of November 15, 2012, Navios Holdings has long-term fleet employment for periods up to nine years. As of November 15, 2012, Navios Holdings had chartered-out 98.0%, 33.7% and 10.6% of available days for 2012, 2013 and 2014, respectively, equivalent to $262.4 million, $93.2 million and $47.4 million in revenue, respectively. The average daily charter-out rate for the core fleet is $18,907, $18,688 and $30,343 for 2012, 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2012 is $12,708.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing Contracts of Affreightment.

Liquidity

Net Debt to Total Capitalization post insurance transaction is 42.9% and liquidity is $395.5 million. Net Debt to Total Capitalization was 49.7% as of September 30, 2012. Navios Holdings’ total liquidity, including lines of credit, as of September 30, 2012 was approximately $243.4 million.

Dividend Policy

On November 12, 2012, the Board of Directors declared a quarterly cash dividend for the third quarter of 2012 of $0.06 per share of common stock. The dividend is payable on January 4, 2013 to stockholders of record as of December 18, 2012. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios Logistics

In October 2012, Navios Logistics completed the construction of a new tank with a static storage capacity of 2,100 cubic meters which increased the total static storage capacity of the liquid port in San Antonio, Paraguay to 45,660 cubic meters.

Navios Logistics acquired one pushboat and six tank barges that were previously chartered-in for a total consideration of $15.9 million. Pursuant to an agreement between the parties, the transaction was effective in July 2012.

Navios Maritime Partners L.P. (“Navios Partners”)

On November 13, 2012, Navios Holdings received $7.3 million representing the cash distribution from Navios Partners for the third quarter of 2012.

Navios Maritime Acquisition Corporation (“Navios Acquisition”)

On October 3, 2012, Navios Holdings received $1.3 million representing the cash distribution from Navios Acquisition for the second quarter of 2012.

Fleet Profile

Navios Holdings controls a fleet of 51 vessels totaling 5.1 million dwt, of which 30 are owned and 21 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 47 vessels (16 Capesize, 11 Panamax, 18 Ultra-Handymax and two Handysize) totaling 4.8 million dwt. Additionally, Navios Holdings has four newbuilding charter-in vessels expected to be delivered at various dates through August 2013. The current average age of the operating fleet is 5.8 years.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Financial Highlights

Third Quarter 2012 and 2011 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The third quarter 2012 and 2011 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

From March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011
	(unaudited)	(unaudited)
Revenue	$163,944	$173,810
EBITDA	$60,765	$67,293
Net Income	$4,630	$16,290
Earnings Per Share	$0.04	$0.16

Navios Holdings’ total consolidated revenue for the three months ended September 30, 2012 decreased by $9.9 million to $163.9 million as compared to $173.8 million for the same period during 2011.

Revenue from drybulk vessel operations for the three months ended September 30, 2012 was $98.9 million as compared to $105.0 million for the same period during 2011. The decrease in drybulk revenue was mainly attributable to (i) a decrease in the time charter equivalent rate (“TCE”) per day by 17.9% to $18,785 per day in the third quarter of 2012 as compared to $22,884 per day in the same period of 2011 and (ii) a decrease in the short-term charter-in fleet available days of 174 days. This decrease was partially offset by (i) an increase in available days for owned vessels by 10.5% to 2,750 days in the third quarter of 2012 from 2,489 days in the same period of 2011 and (ii) an increase in the long-term charter-in fleet available days of 450 days.

Revenue from the logistics business was $65.0 million for the three months ended September 30, 2012 as compared to $68.8 million for the same period of 2011. This decrease was mainly attributable to the decrease in the Paraguayan liquid port’s volume of products sold.

EBITDA of Navios Holdings for the three months ended September 30, 2012 decreased by $6.5 million to $60.8 million as compared to $67.3 million for the same period of 2011. The $6.5 million decrease in EBITDA was primarily due to: (a) a decrease in revenue of $9.9 million; (b) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $4.0 million; (c) an increase in losses from derivatives of $0.1 million; and (d) a $0.7 million increase in net income attributable to the noncontrolling interest. This overall variance of $14.7 million was mitigated by (a) a $4.6 million decrease in time charter, voyage and port terminal expenses; (b) a decrease in general and administrative expenses of $1.6 million (excluding share based compensation expenses); (c) a decrease in net other expenses of $1.6 million; and (d) an increase in equity in net earnings from affiliated companies of $0.4 million.

EBITDA of Navios Logistics was $13.2 million for the three month period ended September 30, 2012 as compared to $8.9 million for the same period in 2011.

Net income of Navios Holdings for the three months ended September 30, 2012 was $4.6 million as compared to $16.3 million for the same period of 2011. The decrease of Net Income by $11.7 million was mainly due to: (a) a decrease in EBITDA of $6.5 million as discussed above; (b) an increase in interest income/expense and finance cost, net of $2.7 million; (c) an increase in depreciation and amortization of $2.0 million; (d) an increase of $0.3 million in amortization for drydock and special survey costs; and (e) an increase of $0.2 million in share-based compensation expense.

Nine months ended September 2012 and 2011 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the nine month period ended September 30, 2012 and 2011 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

From March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below exclude the impact of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	Nine Months Ended September 30, 2012	(Excluding consolidation of Navios Acquisition) Nine Months Ended September 30, 2011
	(unaudited)	(unaudited)
Revenue	$488,037	$495,805
EBITDA	$184,424	$181,975
Adjusted EBITDA (*)	$184,101	$199,712
Net Income	$19,374	$30,451
Adjusted Net Income (*)	$19,051	$48,188
Earnings Per Share	$0.18	$0.29
Adjusted Basic Earnings Per Share (*)	$0.18	$0.47

(*)	Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the nine months ended September 30, 2012 excludes a $0.3 million gain on the sale of the Navios Buena Ventura to Navios Partners.

Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the nine months ended September 30, 2011 excludes: (i) $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on change in control due to the Navios Acquisition deconsolidation; and (iii) a $38.8 million gain on the sale of the Navios Luz and the Navios Orbiter to Navios Partners.

Navios Holdings’ total consolidated revenue for the nine months ended September 30, 2012 decreased by $7.8 million to $488.0 million as compared to $495.8 million for the same period during 2011.

Revenue from drybulk vessel operations for the nine months ended September 30, 2012 was $299.6 million as compared to $327.9 million for the same period during 2011. The decrease in drybulk revenue was mainly attributable to: (i) a decrease in TCE per day by 15.8% to $19,988 per day during the nine month ended September 30, 2012 as compared to $23,727 per day in the same period of 2011 and (ii) a decrease in the short-term charter-in fleet available days of 365 days. This decrease was partially offset by: (i) an increase in available days for owned vessels by 4.8% to 8,016 days during the nine month ended September 30, 2012 from 7,649 days in the same period of 2011 and (ii) an increase in the long-term charter-in fleet available days of 911 days.

Revenue from the logistics business was $188.4 million for the nine months ended September 30, 2012 as compared to $167.9 million during the same period of 2011. This increase was mainly attributable to: (a) increase in volumes and rates in the dry and liquid port terminals, (b) increase due to the expansion of the barge fleet in the third and fourth quarter of 2011 and (c) increase in time charter rates of cabotage vessels.

EBITDA of Navios Holdings for the nine months ended September 30, 2012 increased by $2.4 million to $184.4 million as compared to $182.0 million for the same period of 2011. EBITDA of Navios Holdings for each of the nine month periods ended September 30, 2012 and 2011 has been affected by the items mentioned in the footnote to the table above. Adjusted EBITDA of Navios Holdings for the nine months ended September 30, 2012 decreased by $15.6 million to $184.1 million as compared to $199.7 million for the same period of 2011. The $15.6 million decrease in Adjusted EBITDA was primarily due to: (a) a $6.8 million increase in time charter, voyage and port terminal expenses; (b) a decrease in revenue of $7.8 million; (c) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $7.2 million; and (d) an increase in loss from derivatives of $0.2 million. This overall variance of $22.0 million was mitigated by (a) a decrease in general and administrative expenses of $2.6 million (excluding share based compensation expenses); (b) a decrease in net other expenses of $2.1 million; (c) an increase in equity in net earnings from affiliated companies of $1.0 million; and (d) a $0.7 million decrease in net income attributable to the noncontrolling interest.

EBITDA of Navios Logistics was $37.2 million for the nine month period ended September 30, 2012 as compared to $29.0 million during the same period in 2011.

Net income of Navios Holdings for the nine months ended September 30, 2012 was $19.4 million as compared to $30.5 million for the same period of 2011. Net income of Navios Holdings for each of the nine month periods ended September 30, 2012 and 2011 has been affected by the items mentioned in the footnote of the table above. Adjusted Net Income of Navios Holdings for the nine months period ended September 30, 2012 was $19.1 million as compared to $48.2 million for the same period of 2011. The decrease of Adjusted Net Income by $29.1 million was mainly due to: (a) a decrease in Adjusted EBITDA of $15.6 million as discussed above; (b) an increase in interest income/expense and finance cost, net of $7.0 million; (c) an increase in depreciation and amortization of $4.0 million; (d) an increase of $1.6 million in amortization for drydock and special survey costs; (e) an increase of $0.5 million in share-based compensation expense; and (f) an increase in income taxes of $0.4 million.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations (excluding the Navios Acquisition and the Navios Logistics fleets) and its fleet performance for the three and nine month periods ended September 30, 2012 and 2011.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,633	4,096	13,120	12,207
Operating Days (2)	4,495	4,070	12,894	12,078
Fleet Utilization (3)	97.0%	99.4%	98.3%	98.9%
Equivalent Vessels (4)	50	45	48	45
TCE (5)	$18,785	$22,884	$19,988	$23,727

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels, is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period

Conference Call:

As previously announced, Navios Holdings will host a conference call today, November 20, 2012, at 8:30 am EST, at which time members of senior management will provide highlights and commentary on the financial results of the Company for the third quarter and nine months ended September 30, 2012.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 8:00 am EST.

Conference Call details:

Call Date/Time: November 20, 2012, at 8:30 am EST

Call Title: Navios Holdings Inc. Q3 2012 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 4017 3529

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 4017 3529

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	September 30, 2012 (unaudited)	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$163,261	171,096
Restricted cash	10,175	6,399
Accounts receivable, net	103,456	101,386
Due from affiliate companies	50,564	49,404
Prepaid expenses and other current assets	51,282	42,689

Total current assets	378,738	370,974

Deposits for vessel acquisitions	—	63,814
Vessels, port terminal and other fixed assets, net	1,761,861	1,767,946
Other long term assets	73,870	67,489
Due from affiliate company	49,433	—
Loan receivable from affiliate company	30,000	40,000
Investments in affiliates	185,176	117,088
Investments in available for sale securities	129	82,904
Intangible assets other than goodwill	225,191	243,273
Goodwill	160,336	160,336

Total noncurrent assets	2,485,996	2,542,850

Total assets	$2,864,734	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$56,465	$52,113
Dividends payable	6,146	6,149
Accrued expenses	85,775	63,870
Deferred income and cash received in advance	15,169	28,557
Current portion of capital lease obligations	1,342	31,221
Current portion of long-term debt	24,637	70,093

Total current liabilities	189,534	252,003

Senior and ship mortgage notes, net of discount	1,033,983	945,538
Long-term debt, net of current portion	328,701	437,926
Capital lease obligations, net of current portion	24,106	—
Unfavorable lease terms	40,219	44,825
Other long-term liabilities and deferred income	56,824	38,212
Deferred tax liability	18,682	19,628

Total noncurrent liabilities	1,502,515	1,486,129

Total liabilities	1,692,049	1,738,132
Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding as of September 30, 2012 and December 31, 2011.	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 102,433,013 and 102,409,364 as of September 30, 2012 and December 31, 2011, respectively.	10	10
Additional paid-in capital	546,315	542,582
Accumulated other comprehensive (loss)/income	(599)	6,166
Retained earnings	510,010	510,348

Total Navios Holdings’ stockholders’ equity	1,055,736	1,059,106
Noncontrolling interest	116,949	116,586

Total stockholders’ equity	1,172,685	1,175,692

Total liabilities and stockholders’ equity	$2,864,734	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$163,944	$173,810	$488,037	$520,935
Time charter, voyage and port terminal expenses	(68,573)	(73,162)	(203,505)	(197,124)
Direct vessel expenses	(32,573)	(28,236)	(91,623)	(90,481)
General and administrative expenses	(11,066)	(12,436)	(36,092)	(39,121)
Depreciation and amortization	(26,568)	(24,622)	(78,274)	(82,340)
Interest income/(expense) and finance cost, net	(26,952)	(24,272)	(77,498)	(78,842)
Loss on derivatives	(73)	(3)	(275)	(85)
Gain on sale of assets	—	35	323	38,822
Loss on change in control	—	—	—	(35,325)
Loss on bond extinguishment	—	—	—	(21,199)
Other expense, net	(1,813)	(3,437)	(6,034)	(8,157)

(Loss)/income before equity in net earnings of affiliated companies	(3,674)	7,677	(4,941)	7,083
Equity in net earnings of affiliated companies	8,326	7,956	24,959	22,702

Income before taxes	$4,652	$15,633	$20,018	$29,785
Income tax benefit/(expense)	314	317	(281)	136

Net income	4,966	15,950	19,737	29,921
Less: Net (income)/loss attributable to the noncontrolling interest	(336)	340	(363)	(911)
Preferred stock dividends of subsidiary	—	—	—	(27)
Preferred stock dividends attributable to the noncontrolling interest	—	—	—	12

Net income attributable to Navios Holdings common stockholders	$4,630	$16,290	$19,374	$28,995

Income attributable to Navios Holdings common stockholders, basic	$4,202	$15,863	$18,096	$27,727

Income attributable to Navios Holdings common stockholders, diluted	$4,630	$16,290	$19,374	$28,995

Basic earnings per share attributable to Navios Holdings common stockholders	$0.04	$0.16	$0.18	$0.27

Weighted average number of shares, basic	101,205,545	100,963,351	101,201,101	100,922,197

Diluted earnings per share attributable to Navios Holdings common stockholders	$0.04	$0.15	$0.17	$0.26

Weighted average number of shares, diluted	110,997,200	110,260,735	111,009,020	110,299,623

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	(185)	(28,458)	(607)	(34,533)
Reclassification to investments in affiliates	—	—	(6,158)	—

Total other comprehensive loss	(185)	(28,458)	(6,765)	(34,533)

Total comprehensive income/(loss)	4,781	(12,508)	12,972	(4,627)
Comprehensive (income)/loss attributable to noncontrolling interest	(336)	340	(363)	(911)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	4,445	(12,168)	12,609	(5,538)

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Nine Month	Nine Month
	Period Ended	Period Ended
	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income	$19,737	$29,921
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments	102,398	103,758
Increase in operating assets	(65,698)	(117,626)
Increase in operating liabilities	13,805	50,878
Payments for drydock and special survey costs	(8,531)	(8,886)

Net cash provided by operating activities	61,711	58,045

INVESTING ACTIVITIES:
Deconsolidation of Navios Acquisition	—	(72,425)
Decrease in restricted cash for asset acquisitions	—	778
Acquisition of General Partner units	(1,472)	(2,052)
Acquisition of vessels	(38,357)	(56,059)
Deposits for vessel acquisitions	—	(30,297)
Loan repayment from affiliate company	10,000	—
Loan to affiliate company	(4,018)	—
Cash acquired through asset acquisition	33	—
Proceeds from sale of assets	67,500	120,000
Purchase of property and equipment	(12,842)	(67,231)

Net cash provided by/(used in) investing activities	20,844	(107,286)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	50,759	70,528
Repayment of long-term debt	(206,912)	(239,004)
Repayment of Senior Notes	—	(300,000)
Proceeds from issuance of Senior Notes, net of deferred finance fees	84,998	534,188
Dividends paid	(19,715)	(20,710)
Issuance of common stock	93	415
Acquisition of noncontrolling interest	—	(8,638)
Payments of obligations under capital leases	(1,184)	(931)
Decrease in restricted cash	1,571	920

Net cash (used in)/provided by financing activities	(90,390)	36,768

Decrease in cash and cash equivalents	(7,835)	(12,473)

Cash and cash equivalents, beginning of period	171,096	207,410

Cash and cash equivalents, end of period	$163,261	$194,937

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest	$68,474	$48,954
Cash paid for income taxes	$1,019	$834

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA excluding certain items as described under “Financial Highlights”. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings, Navios Acquisition and Navios Logistics to satisfy their respective obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

The following tables provide a reconciliation of EBITDA of Navios Holdings, Navios Acquisition and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis, and Adjusted EBITDA of Navios Holdings on a consolidated basis:

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	September 30,	September 30,
Three Months Ended	2012	2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$24,068	$(15,107)
Net increase in operating assets	12,948	76,843
Net decrease/(increase) in operating liabilities	81	(18,736)
Net interest cost	26,952	24,272
Deferred finance charges	(1,923)	(1,100)
Provision for losses on accounts receivable	(132)	(122)
Unrealized gains/(losses) on FFA derivatives	79	(23)
Earnings in affiliates, net of dividends received	(2,894)	(3,005)
Payments for drydock and special survey	1,922	3,896
Noncontrolling interest	(336)	340
Gain on sale of assets	—	35

EBITDA	$60,765	$67,293

Navios Logistics EBITDA Reconciliation to Net Income

	September 30,	September 30,
Three Months Ended	2012	2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics shareholders	$896	$(1,527)
Depreciation and amortization	7,153	5,531
Amortization of deferred drydock costs	365	182
Interest income/expense and finance cost, net	5,122	5,112
Income taxes	(380)	(389)

EBITDA	$13,156	$8,909

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	September 30,	September 30,
Nine Months Ended	2012	2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$61,711	$58,045
Net increase in operating assets	65,698	117,626
Net increase in operating liabilities	(13,805)	(50,878)
Net interest cost	77,498	78,842
Deferred finance charges	(4,755)	(4,326)
Provision for losses on accounts receivable	(442)	(119)
Unrealized losses on FFA derivatives and expenses related to bond extinguishment	(173)	(5,327)
Earnings in affiliates, net of dividends received	(9,799)	(8,407)
Payments for drydock and special survey	8,531	8,886
Noncontrolling interest	(363)	(911)
Preferred stock dividends attributable to the noncontrolling interest	—	12
Preferred stock dividends of subsidiary	—	(27)
Loss on change in control	—	(35,325)
Gain on sale of assets	323	38,822

EBITDA	$184,424	$196,913
Gain on sale of assets	(323)	(38,787)
Loss on bond extinguishment	—	21,199
Loss on change in control	—	35,325

Adjusted EBITDA	$184,101	$214,650

Navios Acquisition Reconciliation of EBITDA to Cash from Operations

	September 30,	September 30,
Nine Months Ended	2012	2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$—	$18,749
Net decrease in operating assets	—	(4,117)
Net increase in operating liabilities	—	(6,613)
Net interest cost	—	8,349
Deferred finance charges	—	(318)
Earnings in affiliates, net of dividends received	—	(1,300)
Noncontrolling interest	—	188

EBITDA	$—	$14,938

Navios Logistics EBITDA Reconciliation to Net Income

	September 30,	September 30,
Nine Months Ended	2012	2011
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Logistics shareholders	$904	$983
Depreciation and amortization	20,074	16,609
Amortization of deferred drydock costs	1,020	443
Interest income/expense and finance cost, net	15,175	11,271
Income taxes	74	(356)

EBITDA	$37,247	$28,950

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Centaurus	Panamax	2012	81,472
Navios Avior	Panamax	2012	81,355
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Golden Heiwa	Panamax	2007	76,662	No
Torm Antwerp	Panamax	2008	75,250	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase	Deadweight
Vessels	Vessel Type	Date	Option	(in metric tons)
Navios Felix	Capesize	07/2013	Yes	180,000
Navios Mercury	Ultra Handymax	07/2013	Yes	61,000
Navios Venus	Ultra Handymax	08/2013	Yes	61,000
Navios Southern Star	Panamax	03/2013	Yes	82,100

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on the vessel is held by Navios Holdings.

Contact Information

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com